Exhibit 21.1

CREDENCE SYSTEMS CORPORATION

SUBSIDIARIES OF THE COMPANY

The following are certain wholly-owned or majority-owned subsidiaries of Credence Systems Corporation as of January 24, 2004:

Credence Capital Corporation, a California corporation (a wholly owned subsidiary of Credence Systems Corporation);

Credence Europa Limited, a private limited company in the United Kingdom;

Credence International Limited, Inc., a Delaware corporation;

Credence Systems Europe GmbH, a German corporation (a wholly owned subsidiary of Credence Europa Limited);

Credence Systems KK, a Japanese company;

Credence Systems Korea, a South Korea company (a wholly owned subsidiary of Credence International Limited, Inc.);

Credence-SZ Systems GmbH, a German corporation;

Credence-SZ Japan, a Japanese corporation;

Credence France SARL, a French company (a wholly owned subsidiary of Credence Management Europe AG);

and

Optonics, Inc., a California corporation.